                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF APRIL 2011

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA SHAREHOLDERS' MEETING HELD

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2010 FINANCIAL STATEMENTS APPROVED

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BOARD OF DIRECTORS APPOINTED FOR THE THREE YEARS 2011-2013

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INDEPENDENT AUDITORS' COMPENSATION REVIEWED

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BUY BACK OF SAVINGS SHARES AUTHORIZED

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2011 LONG TERM INCENTIVE PLAN APPROVED

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AMENDMENTS TO BYLAWS AND SHAREHOLDERS’ MEETING REGULATIONS APPROVED

Rozzano (MI), 12 April 2011

The Telecom Italia Shareholders' Meeting was held today in ordinary and extraordinary session, chaired by Gabriele Galateri di Genola.

In ordinary session, the Shareholders’ Meeting:

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approved the Telecom Italia S.p.A. 2010 financial statements and agreed a dividend distribution of 5.8 euro cents per ordinary share and 6.9 euro cents per savings share. The dividend shall be paid out from 21 April 2011, ex-coupon on 18 April 2011;

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appointed the new Board of Directors composed of 15 directors who will hold the position for three years until the approval of the financial statements at 31 December 2013.

In accordance with the Bylaws, on the basis of the lists presented by shareholders the following directors were appointed:

Telco S.p.A. Slate

Cesar ALIERTA IZUEL

Tarak BEN AMMAR

Franco BERNABÈ

Elio Cosimo CATANIA (independent)

Jean Paul FITOUSSI (independent)

Gabriele GALATERI di GENOLA

Julio LINARES LOPEZ

Gaetano MICCICHÈ

Aldo MINUCCI

Renato PAGLIARO

Marco PATUANO

Mauro SENTINELLI (independent)

Slate presented by a group of asset management companies and international institutional investors

Luigi ZINGALES (independent)

Ferdinando FALCO BECCALLI (independent)

Francesco PROFUMO (independent)

The curricula of the newly appointed directors are available on the web site www.telecomitalia.com, under “Investors”.

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approved the review of the compensation for the independent auditors, following variations in the consolidation area of Telecom Italia Group. The total annual recompense to be paid to PricewaterhouseCoopers S.p.A. for each of the years 2011-2018, was raised from €1,811,300 to €1,891,900 (excluding VAT and expenses);

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authorized the buy back of own savings shares, within the limits permitted by law and for a total value not in excess of €800 million, that would take place in respect of the targeted net financial position reduction. The aim of the proposal is to give the Board of Directors the possibility to intervene on the Company’s shares in relation to contingent market environment, thus favouring liquidity and the regular proceeding of exchange, as well as to investment needs, always in respect of the current legislation and of admitted market procedures, with ability to subsequent sales. This authorization does not entail any obligation to buy;

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approved an incentives and retention plan known as the Long Term Incentive Plan 2011, reserved for selected executives, top management and to the Board of Directors of Telecom Italia. The plan foresees differential premiums for different categories of beneficiary, based on the fixed component of annual salary and subject to achieving predetermined performance targets over the period 2011-2013; the plan is to be financed by authorization to sell own shares held in portfolio, as well as powers to increase share capital, approved in extraordinary session;

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approved amendments to the Shareholders’ Meeting Regulations ensuing from recent legislative changes, essentially to bring them into line with the introduction of the so called Shareholders’ Rights Directive into national law.

In extraordinary session the Shareholders’ Meeting:

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approved amendments to the Bylaws, essentially to bring them into line with the aforementioned Shareholders’ Rights Directive. The amendments give the Board of Directors the faculty to: (i) call ordinary and extraordinary  Shareholders' Meeting in a single convocation; (ii) call a Shareholders' Meeting to discuss the financial statements within 180 days after closure of the financial year; (iii) permit voting prior to the Meeting by electronics means and (iv) to appoint for each Meeting one or more representatives to whom the shareholders may confer a mandate. Moreover, the Ordinary Shareholders’ Meeting has been authorized of related party transactions of greater importance, where the independent directors oppose them (in line with the Procedure covering related party transactions adopted earlier by the Board on 4 November 2010);

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granted the Board of Directors powers to increase the share capital – to finance the Long Term Incentive Plan 2011 – for a total amount of €15,500,000, part in cash and part without charge via the allocation of profits.

Telecom Italia Press Office +39 06 3688 2610 http://www.telecomitalia.com/media Telecom Italia Investor Relations +39 06 3688 3113 http://www.telecomitalia.com/investorrelations

ATTACHMENT TO THE PRESS RELEASE

RESPONSE TO CONSOB PROTOCOL 11026447 OF 31 MARCH 2011

In its protocol 11026447 of 31 March 2011, Consob invited Telecom Italia to furnish the Shareholders' Meeting with the following information:

1.

“assessments […] of the possible action to be taken against Riccardo Ruggiero and Luca Luciani, following the recent allegations by Milan prosecutors during investigations into illegally registered prepaid SIM cards”;

2.

“the views of the directors, bearing in mind the guidance contained in Document no. 4 issued by the Bank of Italy/Consob/ISVAP on 3 March 2010, concerning the difference between the consolidated book value of Telecom Italia as reported in the financial statements at 31.12.2010, and the net worth of the company as expressed by the stock price and by financial analysts, in the light of the impairment test of goodwill which indicated that there was no need for depreciation.”

With regard to “assessments […] of the possible action to be taken against Riccardo Ruggiero and Luca Luciani, following the recent allegations by Milan prosecutors during investigations into illegally registered prepaid SIM cards”, the Board of Directors met on 31 March 2011 to discuss newspaper reports on the charges against Luciani and Ruggiero and made the following observations.

At the board meeting of 16 December 2010, the company’s advisor Deloitte Financial Advisory Services outlined, among other things, the main results of Stream 3 of Project Greenfield concerning prepaid cards. Deloitte's report has been published in its entirety by the members of the Board of Directors. As already outlined in the appendix to the report on corporate governance and ownership, the advisor's report went on to:

1.

quantify the number of illegally registered SIM cards activated over the period 2005-2009 as 6.8 million (peaking in the years 2005-2007), of which around 92% by dealers;

2.

estimate the economic impact of the illegal registration/activation of prepaid cards at between 19.9 and 27.1 million euros;

3.

set out the evidence for eventual responsibility for and awareness;

4.

put forward a number of considerations regarding the weaknesses of the internal control system.

With reference to Riccardo Ruggiero, as you will know, the Board of Directors, based on the information currently available, taking into account the opinion of Deloitte and its legal advisors and following extensive discussion, decided not to submit proposals to the Shareholders' Meeting for action to be taken against the former executive directors (the Board Member Luigi Zingales has expressed his “complete disagreement”). However, the Board went on to stress that its decision might change if new information or facts were to emerge.

Following the Board of Directors' meeting the Deloitte Report was seized by the DPP of Milan, who issued a search warrant of the Telecom Italia offices on 3 February 2011 citing possible charges of aggravated fraud against person unknown.

On 14 March 2011 indirect sources revealed that the former CEO, Riccardo Ruggiero, and former Head of Domestic Mobile Services, Luca Luciani, have also had their premises searched as part of the same criminal prosecution and are currently under investigation for aggravated fraud and obstructing the supervisor (this last alleged offence pursuant to Legislative Decree 231/2001).

The current management of Telecom Italia is making every effort to eliminate the false SIM cards and is collaborating fully with the authorities, at the same time carrying out its own internal investigations into the matter. The company continues to follow the progress of the investigations closely and will take all possible steps to defend itself in view of possible charges of personal responsibility against third parties or employees.

As regards Mr. Luciani's specific position in the case, the Board of Directors took the following points into account:

1.

the embryonic state of the legal case against him, of which the company has knowledge only through indirect sources;

2.

the need to wait for a full and official account of proceedings before forming a judgement on the charges (currently most of the legal papers are unavailable while the investigations are ongoing) and to see if new evidence emerges beyond the facts already found by the Deloitte audit and internal investigations;

3.

since there is no danger of similar events reoccurring, there appears to be no need to take urgent or summary action at this time.

On this basis, the Board of Directors (absent Alierta, Baratta, Berger, Ben Ammar, Linares) decided not to take action against Mr. Luciani. It also decided to examine closely the case proceedings concerning Mr. Ruggiero, once these are available, observing - among other things - that the term for possible legal action against him does not expire until December 2012.

This position was not shared by Director Zingales.

Regarding the second point of the Consob protocol, we remind you that the valuation of goodwill, performed by Telecom Italia in accordance with IAS 36 with the help of Mauro Bini, Professor of Corporate Finance at the Bocconi University of Milan, is described in detail in note 4 – “Consolidated Goodwill of Telecom Italia Group” and note 4 – “Goodwill in the Separated Financial Statements of Telecom Italia S.p.A.”.

With reference to the impairment test, Document no. 4 issued on 3 March 2010 by the Bank of Italy/Consob/ISVAP insists that “in general and especially in the absence of specific company procedures, compliance of the impairment test with IAS 36 must be formally and explicitly approved by the board of directors responsible for the company statements, and that such approval must be made independently and prior to approval of the statements themselves.”

The Telecom Italia Board of Directors approved the test on 25 March 2010, prior to the approval of the financial statements at 31 December 2009, and the same procedure has been used in the preparation of the financial statements at 31 December 2010.

The aforementioned document also requires “that the directors pay particular attention to external indications of impairment, for example in the financial markets, such as a market capitalization significantly lower than book value. In such an event the board should look for the reasons for any differences between the external valuations and the outcome of the impairment test. This analysis - required by IAS 36, par. 12, letter (d) – must be fully documented within the procedure itself.”

IAS 36 par. 12 requires companies to check prior to testing whether there are any indications (external or internal sources) that the cash generating units or groups of cash generating units may have suffered a loss of value.

The main factor pointing to impairment is external in nature and concerns the market capitalization of the parent Telecom Italia, which at 31 December 2010 was below Group net worth of €11,007 million and stood at €9,475 million on 11 February 2011 (reference date taken for the Board of Directors' meeting of 24 February 2011). To be in line with book value the stock price would have to have been 49% higher.

It should be noted that since the last interim impairment test (on 30 June 2010) until 11 February 2010 the stock price rose by more than 15%, in line with the rest of the European telecommunications sector. In this favourable financial market background British Telecom saw its market cap rise by 42% over the same period. This is clear evidence that price volatility in the sector is such that even a 49% gap between market capitalization and book value can be closed in a fairly short time period.

We should point out that between 11 February 2011 and yesterday (11 April) the Telecom Italia stock price rose a further 4.2%.

The target prices indicated in the equity reports of the various investment houses following the announcement of Q3 2010 earnings, at the date of the board meeting which approved the financial statements, varied from 0.85 euro per ordinary share (minimum value = Chevreux equity report of 5 November 2011) to 1.46 euro per ordinary share (maximum value = Deutsche Bank equity report of 16 January 2011).

Such a wide spread points to the presence of two factors:

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huge uncertainties about the future and

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the very differing methods used to calculate the target price (some analysts use relative valuations, others use absolute criteria sometimes with significant discounts, others still adopt an average of absolute and relative valuations).

When calculating their target prices analysts:

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often give greater weight to multiples, rather than flows;

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valuations based on flows generally produce higher prices than those based on the multiples.

The Board of Directors of Telecom Italia therefore examined the evidence on each of these points and took this into account when reaching its valuation of goodwill in the financial statements at 31 December 2010.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward - looking statements. The press release included in this Form 6-K contains certain forward -looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

2. our ability to restructure our organizational model from one based on technology (fixed and mobile) to one based on customer segments (consumers, SOHOs, SMEs, Corporates) in order to focus on customers and their needs in utilizing our products and services;

3. our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing, sales activities in Germany and international mobile roaming;

4. our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

5. our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

6. our ability to successfully achieve our debt reduction targets;

7. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

8. the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

9. our services are technology-intensive and the development of new technologies could render such services non-competitive;

10. the impact of political and economic developments in Italy and other countries in which we operate;

11. the impact of fluctuations in currency exchange and interest rates;

12. our ability to successfully implement our strategy over the 2011-2013 period;

13. our ability to build up our business in adjacent markets (pay-TV and IT services) and in international markets (particularly Brazil in mobile telecommunications and Europe-Germany-in BroadBand), due to our specialist and technical resources;

14. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil on mobile and in Europe on BroadBand;

15. the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and 16. the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      April 12th, 2011

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Riccardo Amerigo Pettazzi
                                                  ---------------------------------
                                                      Riccardo Amerigo Pettazzi
                                                      Company Manager
------ Riccardo Amerigo Pettazzi Company Manager /PRE> Company Manager BY: /s/ Riccardo Amerigo Pettazzi --------------------------------- Riccardo Amerigo Pettazzi Company Manager --------------------------------- Riccardo Amerigo Pettazzi Company Manager